82 - 1209

PROCESSED

OCT 30 2007

THOMSON FINANCIAL

07027470

GGL DIAMOND CORP.

SUPPL

September 5, 2007

PRESS RELEASE

GGL obtains NI 43-101 REPORT on its Gold-Copper Property at McCONNELL CREEK, British Columbia

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. ("GGL") (TSX-V: GGL) is pleased to announce that it has obtained a National Instrument 43-101 compliant report on exploration activities to date on GGL's McConnell Creek property, British Columbia. The McConnell Creek gold-copper property is in the Omineca Mining Division, British Columbia. The property is 780 km north of Vancouver, BC, and is 400 km northwest of Prince George. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road to the Kemess mine area.

The information provided on the exploration activities on the McConnell Creek property is contained in a Technical Report dated August 30, 2007 authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person who is not independent of GGL. The Technical Report will be filed on www.sedar.com within the next few days. The following is a summary of certain information contained in the Technical Report:

<u>**Summary**</u>

The report is a review of the results of the exploration programs conducted on GGL's 100% owned McConnell Creek property from the time of the discovery of bedrock gold on the property in 1947 up to the present. The property was acquired by GGL Diamond Corp., formerly named Gerle Gold Ltd., in 1981.

The McConnell Creek property is 15 km long, and covers a roof pendant of metamorphosed basic volcanic rocks and related sediments which is about 600 m wide and is bounded by monzodioritic rocks. Ultramafic rocks occur in the area. The rocks of the roof pendant have been metamorphosed to amphibolite gneiss, and host several shear zones including the one hosting the main gold showing. High-grade copper showings are exposed along McConnell Creek west of the roof pendant. This combination of mixed volcanic and sedimentary rocks cut by regional structures plus the presence of ultramafic rocks in the area greatly increases the importance of any gold and copper showings on the property.

Since 1983, the band of amphibolite gneiss has been explored by geological, geochemical and geophysical surveys on widely spaced lines and by trenching and diamond drilling. Zones of gold-bearing quartz veins were partially outlined and the veins continue to depth and along strike beyond the drilled area. Soil geochemical surveys were done to extend the gold-bearing zones and to explore for new ones. The geochemical surveys revealed extensive copper-in-soil geochemical anomalies that only partially coincide with the known gold mineralization. The main quartz zone appears to be only one of several gold-bearing quartz zones in a branching quartz vein system several kilometres long.

The 1983 soil sample results outlined gold-in-soil anomalies spatially related to the quartz veins plus irregularly scattered single-sample anomalies elsewhere in the area of the gneiss. The soil samples were

GGL DIAMOND CORP.

analyzed for gold only. In 1989, a program of more closely-spaced soil samples was done. These later samples were analyzed for Ag, As, Au, Cu, Pb and Zn, but not for Mo, a metal of increasing interest in porphyry deposits. It was decided that additional work on the available soil sample pulp rejects could give valuable information about metal distribution on the property. The program of doing additional analyses was begun in 2005 by recovering and analyzing 1,605 samples that had been collected on the Central and South grids in 1989. The approach was cost-effective and it was decided to do a similar program on the area north of Snowslide Creek for which stored soil pulps were also available. Additional analyses were performed on stored pulps from 1,713 soil samples that had been collected in 1983. These results were plotted on a series of 1:10,000 maps in order to compare the amounts of the various elements with each other and with the geology and geophysics. In 1991, GGL staked a high-grade copper occurrence with Cu-Au porphyry potential exposed along McConnell Creek west of the roof pendant. The copper occurs in a series of branching, sulphide-rich veinlets cutting granodiorite.

With the development of the large Cu-Au Kemess mine, 15 km northwest of the McConnell Creek property, road access to the McConnell area has been greatly improved and a power line, which passes eight km west of the McConnell Creek property, services the mine. With this improved access and with high-grade copper mineralization outcropping along McConnell Creek, plus several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein system, the McConnell Creek property has become a good exploration target.

There are areas of copper and gold mineralization and geophysical and geochemical anomalies that have not yet been tested. The Cu-in-soil and Au-in-soil anomalies only partially exhibit a spatial relationship. The gold is related to a series of branching conductors within the roof pendant, but the copper is more closely related to east-west cross faulting in the vicinity of the gold showings. A separate area rich in copper lies three kilometres west of the gold showing adjacent to McConnell Creek. To explore the property, the next steps should include geochemical surveying, induced polarization surveys and diamond drilling. The soil geochemical survey should investigate the area between the gold showing and the copper showing and other areas where geochemical anomalies are open.

The costs of the above program would be as follows:

Stage I

A. Geochemistry		
1,550 samples @ $27.75/sample	$ 42,200	
B. Geophysics		
58 km of Induced Polarization @ $4,000/km	$ 232,000	
Total Stage 1		$274,200

Stage II

Diamond Drilling – assume 20 holes @ 100 m = 2,000 m @ $250/m	$500,000
Total Stage I and II	$774,200
15% Contingency	$116,130
Grand Total	**$890,330**

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

The McConnell Creek property includes a geological environment that has the potential for hosting both large porphyry gold-copper deposits and large gold deposits consisting of high grade shoots within complex reticulating shear zones up to tens of metres wide. Exploration work on the property has confirmed the presence of widespread gold and copper mineralization of two separate types.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploration drilling, exploitation activity and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "appears", "plans", "anticipates", "believes", "intends", "estimates", "projects", "exhibits", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END